March 19, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Calix Networks, Inc.
Registration Statement on Form S-1
Registration No. 333-163252

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 8, 2010 and the date hereof 9,855 copies of the Preliminary Prospectus dated March 8, 2010 were distributed as follows: 8,082 to 4 prospective underwriters; 1,687 to 1,687 institutional investors; and 86 to 2 prospective dealers.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. EDT on March 23, 2010 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.
MORGAN STANLEY & CO. INCORPORATED

As Representatives of the Prospective Underwriters

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

/s/ Paul E. Chamberlain on behalf of Morgan Stanley
(Morgan Stanley & Co. Incorporated)